July 23, 2025

Brian John
Chief Executive Officer
OFF THE HOOK YS INC.
1701 Jel Wade Dr.
Wilmington, NC 28401

       Re: OFF THE HOOK YS INC.
           Registration Statement on Form S-1
           Filed July 7, 2025
           File No. 333-288551
Dear Brian John:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed July 7, 2025
Prospectus Summary, page 8

1. We note your revisions in response to prior comment 4. Please amend the organizational charts on pages 8 and 54 to add the requested detail on the ownership
       structure of Off the Hook YS (Nevada Corp.).
Prospectus Summary
Corporate Structure and Background, page 8

2. We note your response to prior comment 17 and your disclosure that pursuant to the
       Amended and Restated Agreement for the Purchase and Sale of Capital Stock dated
       July 3, 2025, the OTH Owners will, in the aggregate, sell and transfer to Off The
       Hook Acquisition Corp, a Florida corporation (OTH FL), such number of shares of common stock of the Company representing 25% of the issued and outstanding shares of the Company for $3 million payable by OTH FL. Please revise your disclosures to
 July 23, 2025
Page 2

       more fully address the following:
           Clarify, if accurate, that the $3 million payable by OTH FL will be paid directly to the current OTH Owners and will not be paid to/available to the Company;
           Clarify whether the shares being purchased by OTH FL will be registered, disclose any restrictions related to these shares, including when and how they can be resold, and disclose any potential risks to IPO shareholders related to the potential resale of these shares; and
           To the extent the enterprise value of the Company indicated by the Amended and
          Restated Agreement for the Purchase and Sale of Capital Stock dated July 3,
          2025 is less than the enterprise value of the Company indicated by the IPO stock price, disclose the reason for the difference and any potential risks to IPO shareholders as a result of the difference. Also, since OTH FL appears to be 100%
          owned by Brian John, who is the CEO of the Company, address your consideration as to whether the stock sale agreement could be viewed as
          compensatory and could require compensation expense be recorded in the
          Company's financial statements analogous to the guidance in SAB Topic 5:T.
Summary Financial Data, page 12

3. We note you appropriately present pro forma income tax disclosures here and address the impact of becoming a taxable entity in MD&A; however, we also note you revised your historical combined statements of operations on pages F-3 and
       F-26 to include pro forma income tax disclosures in response to prior comment 6.
       Please remove pro forma income tax disclosures from the faces of your historical financial statements. Refer to Rule 11-02(a)(12)(i) of Regulation S-X. Certain Relationships and Related Party Transactions
Member Distribution, page 86

4. We note that you disclose member distributions in this section. Please revise to name the related parties that received these distributions and the reasons for such distributions.
Interim Combined Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

5. Please revise the notes to the interim combined financial statements to disclose that they reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented and, to the extent all such adjustments are of a normal recurring nature, provide a statement to that effect or describe, in appropriate detail, the nature and amount of adjustments that are other than normal recurring and included in the determination of interim results. Refer to
       Rule 10-01(b)(8) of Regulation S-X.
Annual Combined Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-37

6. We note your response to prior comment 19. If accurate, please confirm and revise
 July 23, 2025
Page 3

       your disclosures to clarify that revenue recognized associated with trade-ins solely relate to end-user boat purchasers and not to boat manufactures or other wholesalers or, if not accurate, please explain to us how you considered the provisions of ASC
       606-10-15-2(e).
Note 18. Segment Information , page F-48

7.     Based on your response to prior comment 21, you state operating income
(loss) is the
       primary measure used by the CODM for segment performance assessment and resource allocation. Please revise your disclosures here and in note 17 on page F-23 to
       disclose operating income (loss) by segment as required by ASC 280-10-50-22 and
       50-28A.
Note 20. Restatement of Previously Issued Financial Statements, page F-50

8. We note the amounts in the line item identified as "Total members' equity" in the
       Combined Balance Sheet as of December 31, 2024 on page F-51 actually represent Total Liabilities and Members' equity. Please revise and correct the amounts
       presented.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kristin Baldwin at 202-551-7172 or Erin Purnell at 202-551-3454
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing